United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

December 14, 2023

Date of Report (Date of earliest event reported)

CETUS CAPITAL ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41609	88-2718139
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Floor 3, No. 6, Lane 99 Zhengda Second Street, Wenshan District Taipei, Taiwan, R.O.C.	11602
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +886 920518827

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one Warrant and one Right	CETUU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share, included as part of the Units	CETU	The Nasdaq Stock Market LLC
Warrants included as part of the Units	CETUW	The Nasdaq Stock Market LLC
Rights included as part of the Units	CETUR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As described in a Current Report on Form 8-K that was filed by Cetus Capital Acquisition Corp. (“Cetus” or the “Company”) with the U.S. Securities and Exchange Commission on November 3, 2023, following the approval by the Board of Directors of the Company of an extension of the date by which the Company has to consummate a business combination for an additional three (3) months, from November 2, 2023 to February 2, 2024 (the “Extension”), as permitted under the Company’s Amended and Restated Certificate of Incorporation, on October 31, 2023, Cetus Sponsor LLC (the “Sponsor”) deposited an aggregate of $575,000 into the Company’s trust account maintained at Continental Stock Transfer & Trust Company (“CST”) pursuant to that certain Investment Management Trust Agreement dated as of January 31, 2023 by and between the Company and CST. This deposit was made in respect of a loan to the Company (the “Extension Loan”), which Extension Loan is evidenced by an unsecured promissory note issued by the Company to the Sponsor (the “Extension Note”).

The funds that were used by the Sponsor to make the Extension Loan were provided by MKDWELL Limited, a British Virgin Islands company (“MKD BVI”), which entity is a party to that certain Business Combination Agreement dated as of June 20, 2023 by and among the Company, MKD Technology Inc. (“MKD Taiwan”), MKD BVI and the other parties thereto (the loan made by MKD BVI to the Sponsor being referred to herein as the “MKD Loan”; and such agreement, as amended to date, being referred to herein as the “Business Combination Agreement”). The MKD Loan is evidenced by a note issued by the Sponsor to MKD BVI containing substantially the same terms as the Extension Note. As a condition for MKD BVI to make the MKD Loan to the Sponsor, the Sponsor granted to MKD BVI a security interest in 575,000 of the shares of the common stock of the Company held by the Sponsor.

On December 14, 2023, the Company, the Sponsor, the members of the Company’s Board of Directors (the “Insiders”) and EF Hutton LLC executed and delivered a Letter of Consent and Waiver (the “Consent and Waiver”), under that certain Insider Letter dated January 31, 2023 among the Company, the Sponsor, the Insiders and EF Hutton LLC (the “Insider Letter”), whereby the signatories to the Insider Letter agreed that, notwithstanding anything to the contrary in the Insider Letter, the Sponsor may pledge as security and/or transfer any shares of the common stock of the Company held by the Sponsor in connection with the obtaining of loans towards payment of the fees for the extension of the business combination deadline of the Company, including but not limited to those shares of the common stock of the Company pledged in connection with the MKD Loan.

A copy of the form of Consent & Waiver is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the business combination contemplated by the Business Combination Agreement (the “Business Combination”), Cetus and MKDWELL Tech Inc., a British Virgin Islands business company (“Pubco”), will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a joint prospectus / proxy statement as part of a registration statement on Form F-4 (the “Registration Statement”). The definitive proxy statement / final prospectus contained in the Registration Statement (and related proxy card and other relevant documents) will be mailed to the stockholders as of a record date to be established for voting at the stockholders’ meeting relating to the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Cetus Capital Acquisition Corp., Attention: Chung-Yi Sun, Chief Executive Officer, Floor 3, No. 6, Lane 99, Zhengda Second Street, Wenshan District, Taipei, Taiwan, R.O.C. 11602. This communication is not a substitute for the Registration Statement, the definitive proxy statement / final prospectus or any other document that Cetus will send to its stockholders in connection with the Business Combination.

Investors and security holders of Cetus are urged to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Business Combination that Cetus may file with the SEC when they become available because they will contain important information about the Business Combination and the parties to the Business Combination Agreement.

Participants in the Solicitation

Cetus, MKD Taiwan, MKD BVI and each of the other parties to the Business Combination Agreement, and each of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the stockholders of Cetus in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the directors and officers of Cetus in Cetus’ filings with the SEC, including the Registration Statement to be filed with the SEC by Cetus, which will include the proxy statement of Cetus for the Business Combination, and such information and names of the directors and executive officers of Pubco following the Business Combination, as well as other pertinent information relating to MKD Taiwan will also be in the Registration Statement to be filed with the SEC by Cetus, which will include the proxy statement of Cetus for the Business Combination.

Forward Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the expectations of Cetus and the other parties to the Business Combination Agreement with respect to the proposed business combination involving Cetus and the other parties to the Business Combination Agreement, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the implied valuation of MKD Taiwan, the products and services offered by MKD Taiwan and the markets in which it operates, and the projected future results of the combined company. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the control of Cetus and MKD Taiwan and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities of Cetus, (ii) the risk that the transaction may not be completed by Cetus’ business combination deadline, even if such deadline is extended by its sponsor, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination Agreement by the stockholders of Cetus, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the proposed Business Combination, (vi) the effect of the announcement or pendency of the transaction on MKD Taiwan’s business relationships, performance and business generally, (vii) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against any party to the Business Combination Agreement following the announcement of the proposed Business Combination, (x) the ability to maintain the listing of the securities of Cetus on Nasdaq, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which MKD Taiwan operates, (xiii) the risk that MKD Taiwan and its current and future collaborators are unable to successfully develop and commercialize the products or services of MKD Taiwan, or experience significant delays in doing so, including failure to achieve approval of its products or services by applicable regulatory authorities, (xiv) the risk that MKD Taiwan may never achieve or sustain profitability, (xv) the risk that the combined company may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to the products and services of MKD Taiwan, (xviii) the risk that MKD Taiwan is unable to secure or protect its intellectual property, (xix) the risk that the securities of the post-combination company will not be approved for listing on Nasdaq or if approved, maintain the listing, and (xx) other risks and uncertainties indicated in the filings that are made from time to time with the SEC by Cetus (including those under the “Risk Factors” sections therein). The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither Cetus nor any other party to the Business Combination Agreement assumes any obligation, and nor does Cetus or any other party to the Business Combination Agreement intend, to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

10.1	Letter of Consent and Waiver.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 15, 2023	CETUS CAPITAL ACQUISITION CORP.

	By:	/s/ Chung-Yi Sun
	Name:	Chung-Yi Sun
	Title:	President & CEO